SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 7)

DIGIMARC CORPORATION

(Name of Subject Company)

DIGIMARC CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

253807101

(CUSIP Number of Class of Securities)

Bruce Davis
Chief Executive Officer and Chairman of the Board
Digimarc Corporation

9405 S.W. Gemini Drive

Beaverton, Oregon 97008

(503) 469-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Roy W. Tucker, Esq.
Perkins Coie LLP
1120 N.W. Couch Street, 10th Floor
Portland, Oregon 97209
(503) 727-2000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to the Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2008 (as the same has been or may be amended or supplemented from time to time, the “Schedule 14D-9”) by Digimarc Corporation, a Delaware corporation (“Digimarc”).  The Schedule 14D-9 relates to the tender offer by Dolomite Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of L-1 Identity Solutions, Inc., a Delaware corporation (“L-1”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Digimarc, together with the associated preferred stock purchase rights of Digimarc (collectively, the “Shares”) at a purchase price of $12.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated July 17, 2008 (the “Amended and Restated Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal (that, together with the Amended and Restated Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).  The Offer is being made in connection with an Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, as amended by Amendment No. 1, dated as of July 17, 2008, by and among L-1, Purchaser and Digimarc (as such may be amended or supplemented from time to time, the “Merger Agreement”).  The Offer is described in the Schedule TO, filed by L-1 and Purchaser with the SEC on July 3, 2008, as amended (as such may be amended or supplemented from time to time, the “Schedule TO”).  Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.                                   Additional Information.

Item 8 is hereby amended and supplemented by adding the following text:

“(i)          Expiration of Initial Offering Period; Completion of Spin-Off; Change in Board of Directors

“The initial period of the Offer expired at 12:00 midnight, New York City time, on Friday, August 1, 2008. According to Computershare, the depositary for the Offer, as of 12:00 midnight, New York City time, on Friday, August 1, 2008, 19,767,699 Shares were tendered pursuant to the Offer and not withdrawn representing approximately 79% of all outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn.  Payment for Shares accepted for payment will be made promptly.

“On August 4, 2007, L-1 announced the results of the Offer and commencement of a subsequent offering period for all remaining untendered Shares, expiring at 5:00 p.m., New York City time, on Friday, August 8, 2008, unless extended. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same purchase price to be paid pursuant to the Offer of $12.25 per Share in cash, without interest thereon, less any required withholding taxes. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Amended and Restated Offer to Purchase, except that Shares tendered during the subsequent offering period may not be withdrawn. A copy of L-1’s press release announcing results of the offer and commencement of the subsequent offering period is attached hereto as Exhibit (a)(21) and is incorporated herein by reference.

“On August 1, 2008, prior to the expiration of the Offer, Digimarc contributed all of the assets and liabilities related to its digital watermarking business, together with all of Digimarc’s cash, to DMRC, LLC, which was subsequently merged with and into DMRC Corporation.  All of the shares of DMRC Corporation common stock are being held in trust for the benefit of Digimarc stockholders entitled to the distribution of shares of DMRC Corporation common stock, pending the effectiveness of the Registration Statement on Form 10 filed by DMRC Corporation with the SEC to register the shares of DMRC Corporation common stock under the Exchange Act. A copy of Digimarc’s press release announcing the Spin-Off is attached hereto as Exhibit (a)(22) and is incorporated herein by reference.

“Pursuant to the Merger Agreement, each director of Digimarc, other than Lloyd G. Waterhouse, Philip J. Monego, Sr. and Jim Roth, submitted letters of resignation from the Board of Directors of Digimarc and each of its subsidiaries effective immediately following the Acceptance Time. On August 2, 2008, the Board of Directors of Digimarc appointed Robert V. LaPenta, James DePalma, Doni Fordyce, Mark S. Molina and Vincent A. D’Angelo as directors of Digimarc. Such individuals were designated for appointment as directors by L-1 pursuant to the Merger Agreement, and their appointment provides L-1 with majority representation on the Board of Directors of Digimarc.”

Item 9.            Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(20)	Press release issued by L-1 Identity Solutions, Inc. on August 4, 2008 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO filed by L-1 on August 4, 2008).
(a)(21)	Press release issued by Digimarc Corporation on August 4, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2008

DIGIMARC CORPORATION

	By:	/s/ Bruce Davis
Bruce Davis
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(20)	Press release issued by L-1 Identity Solutions, Inc. on August 4, 2008 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO filed by L-1 on August 4, 2008).
(a)(21)	Press release issued by Digimarc Corporation on August 4, 2008.